UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for April 2019

Santiago, Chile, May 8, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for April 2019 compared with the same period of 2018.

System passenger traffic (measured in revenue passenger kilometers (RPK)) increased 8.0%, while capacity rose by 8.0%. As a result,  the Company’s load factor for the month fell 0.1 percentage points to 83.3%. The 30.1% increase in capacity in Spanish-speaking domestic markets (Domestic SSC) is mainly explained by the strike in Chile last year. Excluding Chile, Domestic SSC capacity rose 10.4%, in line with the rise of the first three months of the year. International passenger traffic accounted for approximately 58% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	April				Year to Date by April
	2019	2018	% Change		2019	2018	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	9,584	8,878	8.0%		41,563	39,262	5.9%
DOMESTIC SSC (1)	1,576	1,257	25.4%		7,393	6,530	13.2%
DOMESTIC BRAZIL (2)	2,435	2,330	4.5%		10,139	9,938	2.0%
INTERNATIONAL (3)	5,573	5,291	5.3%		24,031	22,793	5.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,506	10,650	8.0%		49,495	46,269	7.0%
DOMESTIC SSC (1)	1,997	1,535	30.1%		8,908	7,841	13.6%
DOMESTIC BRAZIL (2)	2,986	2,911	2.6%		12,369	12,160	1.7%
INTERNATIONAL (3)	6,524	6,204	5.2%		28,219	26,268	7.4%

PASSENGER LOAD FACTOR
SYSTEM	83.3%	83.4%	-0.1	pp	84.0%	84.9%	-0.9	pp
DOMESTIC SSC (1)	78.9%	81.9%	-2.9	pp	83.0%	83.3%	-0.3	pp
DOMESTIC BRAZIL (2)	81.5%	80.0%	1.5	pp	82.0%	81.7%	0.2	pp
INTERNATIONAL (3)	85.4%	85.3%	0.2	pp	85.2%	86.8%	-1.6	pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,565	5,044	10.3%		23,738	22,330	6.3%
DOMESTIC SSC (1)	1,918	1,564	22.7%		8,451	7,441	13.6%
DOMESTIC BRAZIL (2)	2,331	2,199	6.0%		9,514	9,298	2.3%
INTERNATIONAL (3)	1,316	1,281	2.7%		5,773	5,591	3.3%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	285	295	-3.6%		1,184	1,177	0.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	509	512	-0.7%		2,112	2,122	-0.5%

CARGO LOAD FACTOR
SYSTEM	56.0%	57.6%	-1.7	pp	56.0%	55.5%	0.6	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 146 destinations in 26 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 41.000 people worldwide, operating more than 1,300 flights per day and transporting 69 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 320 aircraft average an age of around nine years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO of LATAM Airlines Group.